UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

PG&E Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Thomas Wagner

Knighthead Capital Management, LLC

1140 Avenue of the Americas, 12th Floor

New York, New York 10036

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69331C108

Page 2 of 3 Pages

Explanatory Note

This Amendment No. 7 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Knighthead Capital Management, LLC (the “Reporting Person”) on August 7, 2019, as amended (the “Original Schedule 13D”), with respect to common stock of PG&E Corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 7 have the meanings set forth in the Original Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraph:

On December 20, 2019, the Reporting Person, solely on behalf of certain funds and accounts it manages and/or advises, tendered to the Company a further amended and restated letter agreement, which agreement provided for the reduction of the commitment amount in the event the Company received Aggregate Backstop Commitments that exceed the Equity Offering Cap (each as defined therein). On December 23, 2019, the Company countersigned the amended and restated letter agreement and, pursuant to its terms, reduced the commitment amount from $550,000,000 to $400,000,000. The amended and restated letter agreement is filed as Exhibit 99.1 hereto. The amended and restated letter agreement supersedes the letter agreement, dated December 6, 2019, between the Reporting Person, solely on behalf of certain funds and accounts it manages and/or advises, and the Company.

Item 7.	Materials to be Filed as Exhibits.

99.1*	Amended and Restated Backstop Commitment Letter, dated December 20, 2019, between Knighthead Capital Management, LLC, solely on behalf of certain funds and accounts it manages and/or advises, and PG&E Corporation.

*	Filed herewith.

CUSIP No. 69331C108

Page 3 of 3 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2019

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Thomas A. Wagner
Name: Thomas A. Wagner
Title: Managing Member